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jcoppoletta@sidley.com
(312) 853-0639	FOUNDED 1866

August 12, 2008

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Revised Preliminary Proxy Statement of Allscripts Healthcare Solutions, Inc.

Ladies and Gentlemen:

On behalf of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, the Company’s revised preliminary Proxy Statement on Schedule 14A, together with accompanying appendices and a form of proxy (the “Proxy Statement”) and a response letter to the Staff’s comment letter dated August 5, 2008. The Proxy Statement relates to the Company’s annual meeting of stockholders, at which the Company’s stockholders will be asked to approve, among other items: (1) the issuance of shares of Allscripts common stock to Misys plc (“Misys”) or one of its subsidiaries in connection with both the merger of a subsidiary of the Company with and into a subsidiary of Misys, whereby such former Misys subsidiary will become a subsidiary of the Company, and Misys’ purchase of additional shares of the Company’s common stock for cash and (2) amendments and restatements of the Company’s certificate of incorporation and by-laws in connection with the Misys transaction, each as described in the Proxy Statement. For your convenience, we are sending you, by overnight courier, five courtesy copies of the Proxy Statement, marked to show changes from the Company’s July 21, 2008 preliminary proxy statement.

The Company hopes to hold the annual meeting of its stockholders as soon as possible, and we would appreciate any assistance the Staff may be able to provide to facilitate such request.

Please direct any questions or comments relating to the Proxy Statement to Gary D. Gerstman at (312) 853-2060 or Frederick C. Lowinger at (312) 853-7238.

Very truly yours,

/s/ Jay C. Coppoletta

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships